As filed with the Securities and Exchange Commission on September 6, 2000
                                                   Registration No. 333-[      ]

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                       NASTECH PHARMACEUTICAL COMPANY INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                                            11-2658569
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

                                 45 DAVIDS DRIVE
                            HAUPPAUGE, NEW YORK 11788
                                 (631) 273-0101
                        ATTN: STEVEN C. QUAY, M.D., PH.D.
                        (Address, including zip code, and
                    telephone number, including area code, of Registrant's principal executive offices)

                                   COPIES TO:

          L. Kevin Sheridan, Jr., Esq.               Sidney Todres, Esq.
           Roberts, Sheridan & Kotel               Epstein, Becker & Green
           a Professional Corporation                  250 Park Avenue
        12 East 49th Street, 30th Floor               New York, NY 10177
               New York, NY 10017

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |XX|

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item
(11)(a)(1) of this Form, check the following box. |XX|

If the registrant elects to deliver its latest quarterly report to security holders, or a complete and legible facsimile thereof, pursuant to Item
(11)(a)(2)(ii) of this Form, check the following box. |XX|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

  Title of Each Class of          Amount to        Proposed Maximum            Proposed Maximum            Amount of
Securities to Be Registered     Be Registered   Offering Price Per Share    Aggregate Offering Price    Registration Fee
---------------------------     -------------   ------------------------    ------------------------    ----------------
                                   up to
Common Stock, $.006 par value    1,200,000(1)            $5.93(4)                  $7,116,000               $    1,879

Common Stock, $.006 par value       49,500(2)            $5.93(5)                  $  293,535               $       77

                                   up to
Common Stock, $.006 par value       49,500(3)            $5.93(4)                  $  293,535               $       77
                                ----------               -----                     ----------               ----------

                                   up to
Total .......................    1,299,000               $5.93                     $7,703,070               $    2,033
                                ==========               =====                     ==========               ==========

(1) Represents the 1,200,000 shares issuable to Castlebar Enterprises Limited under equity line of credit and shares issuable upon the exercise of warrants under the equity line of credit.

(2) Represents 49,500 shares issuable upon the exercise of warrants granted to Castlebar Enterprises Limited under equity line of credit and to Jesup & Lamont Securities Corporation as a placement fee.

(3) Represents 49,500 shares issuable upon the exercise of warrants that may be granted in the future to Castlebar Enterprises Limited and to Jesup & Lamont Securities Corporation.

(4) The proposed maximum offering price is estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) and 457(g)(3) of the Securities Act of 1933. It is based upon a price of $5.93 per share, which was the average of the high and low reported prices of the registrant's common stock as reported on the Nasdaq National Market System on August 31, 2000.

(5) The proposed maximum offering price is estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) of the Securities Act of 1933. It is based upon the higher of the price at which the warrants may be exercised ($5.53) and the price of shares of common stock as determined in accordance with Rule 457(c) ($5.93).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 2000

                                   PROSPECTUS

                                     [LOGO]

                                1,299,000 Shares
                                  Common Stock

      This prospectus may be used only in connection with resales of our common stock by Castlebar Enterprises Limited, a British Virgin Islands corporation, and Jesup & Lamont Securities Corporation (the "selling stockholders"). Castlebar will receive shares of our common stock pursuant to the equity line of credit agreement described in this prospectus and upon the exercise of warrants. Jesup & Lamont will receive shares of our common stock upon the exercise of warrants granted to it as a placement fee. The shares of common stock being sold constitute 19.1% of our issued and outstanding common stock as of August 31, 2000.

      We will not receive any proceeds from the sale of shares by the selling stockholders. However, we will receive the sale price of any common stock that we sell to Castlebar under the equity line of credit agreement and the exercise price payable upon the exercise for cash of the warrants held by Castlebar and Jesup & Lamont.

      The selling stockholders may sell shares of our common stock from time to time on the Nasdaq National Market at the prevailing market price or in private, negotiated transactions. The shares will be sold at prices determined by the selling stockholders. The selling stockholders may sell the shares through broker-dealers who may receive compensation from the selling stockholders in the form of discounts or commissions. Castlebar is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sales of our shares. We will pay the costs of registering the shares under this prospectus, including legal fees.

      Our common stock is quoted on the Nasdaq National Market under the symbol "NSTK." The last reported sale price of our common stock on the Nasdaq National Market on August 31 was $6.25 per share.

      Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    Prospectus dated _________________, 2000

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary ........................................................    3
Risk Factors ..............................................................    6
Special Note Regarding Forward-Looking Statements .........................   10
Use of Proceeds ...........................................................   11
Price Range of Common Stock ...............................................   11
Dividend Policy ...........................................................   12
Capitalization ............................................................   12
Dilution ..................................................................   13
Equity Line of Credit Agreement ...........................................   14
Selling Stockholders ......................................................   19
Plan of Distribution ......................................................   19
Description of Capital Stock ..............................................   22
Where You Can Find More Information .......................................   25
Incorporation of Information by Reference .................................   26
Material Changes ..........................................................   27
Legal Matters .............................................................   27
Experts ...................................................................   28

                        --------------------------------

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

References in this prospectus, and the documents incorporated by reference in this prospectus, to "Nastech," "we," "our," and "us" refer to Nastech Pharmaceutical Company Inc., a Delaware corporation. We maintain a web site at www.nastech.com. Information contained in our website does not constitute part of this prospectus.

Nastech Pharmaceutical Company Inc. and some of the names of our products are tradenames or trademarks of Nastech. This prospectus and the information incorporated by reference also contains trademarks and tradenames of other companies.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

This summary highlights information contained or incorporated by reference elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, especially the "Risk Factors" section, and our financial statements and notes to those statements incorporated by reference in this prospectus, before making your investment decision.

                       Nastech Pharmaceutical Company Inc.

Nastech Pharmaceutical Company Inc. researches, develops and manufactures nasally-administered prescription pharmaceuticals. We investigate the commercial weaknesses of prescription and over-the-counter pharmaceutical products currently available in oral, injectable or other dosage forms, and we determine the advantages a nasal delivery system would have for the same drug in the market place. For example, while the oral route of drug delivery is the most popular and least expensive method of delivery, an oral drug's effectiveness can be reduced by gastrointestinal and liver metabolism. Generally, a nasal delivery system would provide faster absorption into the blood stream than an oral product thereby resulting in faster onset of action. Other advantages of this therapy may include possible lower drug doses, fewer side effects, greater safety and efficacy, convenience to the patient, better patient compliance of prescribed drug therapy, and a possible reduction in overall health care costs for the patient.

We have a commercial interest in two drugs -- both of which are approved for sale in the U.S. -- that are marketed by our licensees: Stadol NS(TM) (Butorphanol Tartrate) marketed by Bristol-Myers Squibb Company ("BMS"), and Nascobal(R) (Cyanocobalamin, USP) marketed by Schwarz Pharma Inc. To our knowledge, Stadol NS(TM) is the only intranasal opioid analgesic marketed for the treatment of moderate to severe pain and the acute pain of migraine. It provides painless therapy and convenient, patient self-administration as compared to the competitive injectable product. Similarly, our nasal vitamin B-12 product, Nascobal(R), provides patient benefits over the injectable therapy for chronic B-12 deficiency anemia. In addition to these two drugs, we have six additional drugs in various stages of drug development, one of which we have licensed to another pharmaceutical company so that they may develop the drug and eventually sell it in the United States.

Our current business strategy is to expand the applications of nasal drug delivery in the prescription and over-the-counter markets. To accomplish this objective, we plan to do the following:

      o     Focus initial efforts on approved drugs

      o     Internally fund development through later stages

      o     Leverage strategic alliances

      o     Protect and expand intellectual property

                       The Equity Line of Credit Agreement

This prospectus covers up to 1,299,000 shares of our common stock to be sold by the selling stockholders. The number of shares subject to this prospectus represents 19.1% of our issued and outstanding common stock as of August 31, 2000.

In order to provide a possible source of funding for our current activities and for the development of our current and planned products, we have entered into an equity line of credit agreement with Castlebar Enterprises Limited, a British Virgin Islands corporation. The equity line of credit agreement establishes what is sometimes referred to as an equity drawdown facility.

Pursuant to the equity line of credit agreement, Castlebar has agreed to purchase up to 1,200,000 shares of our common stock during the 36 month period following the effective date of the registration statement to which this prospectus relates. During this 36 month period, we may request a drawdown under the equity line of credit by selling ("putting") shares of our common stock to Castlebar, and Castlebar will be obligated to purchase the shares we put to them. The minimum amount we can draw down at any one time is $250,000 worth of common stock. The maximum amount we can draw down at any one time will be determined at the time of the drawdown request pursuant to a formula contained in the equity line of credit agreement. We may request a drawdown once every 22 trading days, although we are under no obligation to request any drawdowns under the equity line of credit.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

During the 22 trading days following a drawdown request, we will calculate the amount of shares we will sell to Castlebar and the price per share. The purchase price per share of common stock will be at a discount to the daily volume weighted average price of our common stock during each of the 22 trading days immediately following the drawdown date. On each of the 22 trading days during the calculation period, the number of shares to be purchased by Castlebar will be determined by dividing 1/22nd of the drawdown amount by the purchase price on each trading day. In our drawdown request, we may set a minimum threshold price for our common stock. If the daily volume weighted average price for our common stock on any trading day during the 22 trading day calculation period is below the minimum threshold price, and Castlebar elects not to purchase shares at the minimum threshold price, then the drawdown amount will be reduced by 1/22nd.

Castlebar will pay for half of the shares on the 13th trading day following the drawdown request, and will pay the remainder on the 24th trading day following the drawdown request. We will receive the purchase price less a brokerage fee payable to Jesup & Lamont equal to 4% of the aggregate purchase price for each put. Jesup & Lamont is the placement agent which introduced Castlebar to us and is a registered broker-dealer. For more details on the calculation of the purchase price and the number of shares we will issue, see "Equity Line of Credit Agreement--The Drawdown Procedure and the Stock Purchases--Calculation of Purchase Price" beginning on page 14.

The equity line of credit agreement prevents us from drawing down funds and issuing the corresponding shares of common stock to Castlebar if such issuance would result in Castlebar beneficially owning more than 9.9% of our then outstanding shares of common stock. In addition, the listing requirements of The Nasdaq National Market prohibit us from issuing 20% or more of our issued and outstanding shares of common stock in a single transaction at a price less than the greater of market value or book value, unless we get stockholder approval.

As consideration for the opening of the equity line of credit, we granted Castlebar warrants to purchase 33,000 shares of common stock. As consideration for the services rendered by Jesup & Lamont as placement agent in connection with this offering, we have granted Jesup & Lamont warrants to purchase 16,500 shares of common stock. These warrants will be exercisable at any time prior to July 10, 2003, for $5.53 per share of common stock.

At the closing of each drawdown, we will grant warrants to each of Castlebar and Jesup & Lamont to purchase an additional 1,000 shares of common stock for each $100,000 we draw down under the equity line of credit, up to a maximum of 33,000 additional warrants for Castlebar and 16,500 additional warrants for Jesup & Lamont. These additional warrants will be exercisable for three years from the grant date at a price equal 120% of the average of the closing bid prices of our common stock on the 15 trading days prior closing of each drawdown.

At the closing of each drawdown, we will also grant Castlebar warrants to purchase a number of shares of common stock equal to 25% of the number of shares purchased by Castlebar at the closing of each drawdown. These warrants will expire one day after they are granted and will have an exercise price equal to the weighted average of the purchase prices of the common stock purchased at the closing of each drawdown. If Castlebar exercises these short term warrants, the 1,200,000 shares available under the equity line of credit will be reduced by the number of shares issued pursuant to such short term warrants.

Neither Castlebar, nor Jesup & Lamont will be obligated to exercise their warrants and purchase any shares of common stock pursuant to such warrants.

We are registering the 1,200,000 shares of our common stock issuable to Castlebar under the equity line of credit, the 49,500 shares underlying the warrants that have been granted to Castlebar and Jesup & Lamont, and the 49,500 shares underlying the warrants that may be granted in the future to Castlebar and Jesup & Lamont. All 1,299,000 shares are covered by this prospectus and may be offered for sale from time to time during the period the registration statement remains effective, by or for the accounts of Castlebar and Jesup & Lamont. The number of shares subject to this prospectus represents 19.1% of our issued and outstanding common stock as of August 31, 2000. We will prepare and file amendments and supplements to the registration statement as may be necessary in order to keep the registration statement effective as long as Castlebar holds shares of our stock or until such shares can be sold pursuant to an appropriate exemption from registration. We have agreed to bear the expenses of registering the shares, including Castlebar's legal fees of $20,000, but not the expenses associated with selling the shares, such as broker discounts and commissions.

                                   ----------

Nastech Pharmaceutical Company Inc. is incorporated under the laws of the state of Delaware. Our principal executive offices are located at 45 Davids Drive, Hauppauge, New York 11788, and our telephone number is (631) 273-0101. Our principal manufacturing and administrative facility is located in the same Hauppauge, New York facility.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING

Shares of Common Stock Offered by the
Selling Stockholders ....................  1,299,000

Offering Price ..........................  To be determined at the time of sale by the selling stockholders

Common Stock Outstanding

     Before the Offering.................  6,800,485 (1)

     After the Offering .................  8,099,485 (1) (2)

Use of Proceeds .........................  We will not receive any proceeds from sales by the selling stockholders.
                                           However, we will receive the proceeds
                                           from any sale of common stock to
                                           Castlebar under the equity line of
                                           credit agreement and upon the
                                           exercise of warrants held by
                                           Castlebar and Jesup & Lamont when,
                                           and if, they pay the exercise price
                                           in cash. We expect to use
                                           substantially all the net proceeds
                                           for general corporate purposes,
                                           including working capital, research
                                           and development and expansion of
                                           sales and marketing activities.

Risk Factors ............................  Investing in our common stock involves a high degree of risk and
                                           immediate dilution. You should not
                                           purchase the common stock unless you
                                           can afford the complete loss of your
                                           investment. Before purchasing our
                                           common stock, you should review
                                           carefully and consider all
                                           information contained in this
                                           prospectus, particularly the items
                                           under the section entitled "Risk
                                           Factors."

Nasdaq National Market symbol ...........  NSTK

----------

(1)   Excludes:

      o 1,177,800 shares of common stock subject to outstanding stock options previously granted under our stock option plan as of June 30, 2000.

      o 322,200 shares of common stock available for future grants under our stock option plan.

      o 600,000 shares of common stock subject to outstanding stock options granted on August 8, 2000 to Steven C. Quay, our new President, Chief Executive Officer and Chairman of the Board.

      o 34,500 shares of common stock issuable upon exercise of the warrants granted to Wheat, First Securities, Inc., as underwriters in connection with an offering of our shares in 1997.

      o 34,500 shares of common stock issuable upon exercise of the warrants granted to Volpe, Welty & Company, as underwriters in connection with an offering of our shares in 1997.

(2) Assumes 1,200,000 shares of common stock are issued under the equity line of credit agreement and all 99,000 warrants granted to Castlebar and Jesup & Lamont are exercised.

--------------------------------------------------------------------------------

                                  RISK FACTORS

A purchase of our common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included or incorporated by reference in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

We Have a History of Losses and May Incur Future Losses

We have incurred losses in each of the last three years, and we cannot be certain that we will ever achieve and sustain profitability. The process of developing our products requires significant research and development, including basic research, pre-clinical and clinical development, as well as regulatory approval by the Food and Drug Administration ("FDA"). We expect these activities, together with our sales, marketing, general and administrative expenses, to result in operating losses for the foreseeable future. Our ability to achieve profitability is dependent, in part, on our ability to successfully complete development of our projects, obtain regulatory approvals, and manufacture and market our products directly or through licensing partners. As a result of these factors, the market price of our common stock could be adversely affected.

Our Operating Results Are Subject To Significant Fluctuations and Uncertainties

A number of factors influence our operating results including, among others:

      o the timing and achievement of licensing transactions, including milestones and other performance factors associated with these contracts

      o the time and costs involved in patent research and development of our proprietary position

      o continued scientific progress and level of expenditures in our research and development programs

      o the cost of manufacturing scale-up and production batches, including vendor provider activities and costs

      o     the time and costs involved in obtaining regulatory approvals

      o changes in general economic conditions and drug delivery technologies

      o introduction of new products and product enhancements by us or our competitors

Due to these factors and others, our revenues and operating results, particularly those reported on a quarterly basis, are difficult to forecast. Therefore, we believe that quarterly comparisons of our operating results will not be meaningful, and you should not rely on them as an indication of our future performance. Also, the market price of our common stock could be adversely affected by analysts should actual results differ from their projections or expectations.

There May Be Impairment of Our Proprietary Position and Technology Base

We specialize in the nasal delivery of pharmaceutical products and rely on the issuance of patents, both in the U.S. and internationally, for protection against nasal product competition. Although we believe that we exercise the necessary due diligence in our patent filings, our proprietary position is not established until actual patent issuance, which may take up to two or three years after initial filing, by the appropriate regulatory authorities. In addition, alternative drug delivery technologies may provide more effective therapeutic benefit to patients thereby creating potential obsolescence of our products, technology and/or proprietary position.

Moreover, patent positions of pharmaceutical companies are generally uncertain and involve complex legal and factual issues. Therefore, although we believe our patents are valid, we cannot predict with any precision the scope or enforceability of our claims or that our issued patents would withstand review and be held valid by a court of competent jurisdiction. Furthermore, there can be no assurance that any issued patents will not be infringed or otherwise circumvented by others or that we will be able to fund the cost of litigation against such parties.

The Commercial Opportunity for Nasally-Administered Products May Be Limited, Which Could Impact Our Anticipated Future Revenue Growth

We rely on our understanding of the physical and chemical properties of a drug and the effect of these properties on the development of a formulation applied intranasally. Although we continue to explore the feasibility of delivering drugs that are large molecules nasally, our expertise historically has been focused in small molecules. The universe of nasal products that qualify as small molecules and are available for commercialization may be limited. Accordingly, we may be subject to intense competition in these potential products, which could affect our anticipated future revenue growth. Although we need to accelerate our research of larger molecules, we cannot assure you that we will be successful in these areas. If we are not successful in these areas, our future revenue will not grow as quickly as anticipated.

We May Require Additional Financing in the Future, and Additional Financing May Not Be Available

Subject to the success of our development programs and potential licensing transactions, we may require an additional infusion of capital to complete our research and development activities currently contemplated and to commercialize our proposed products. We may need to raise additional capital to fund more rapid expansion, to develop new and to enhance existing services to respond to competitive pressures, and to acquire complementary businesses or technologies. Our future capital needs depend on many factors, including:

      o the scope, duration and expenditures associated with our current research and development programs

      o     continued scientific progress in these programs

      o     the outcome of potential licensing transactions, if any

      o     competing technological developments

      o     our proprietary patent position, if any, in our products

      o     the regulatory approval process for our products

      o     other factors which may not be within our control

We may not be able to obtain additional financing at such times on terms favorable to us, if at all. For example, a decline in the trading volume or price of our common stock may reduce the amount we may wish to draw down under the equity line of credit agreement. In addition, our equity line of credit agreement limits our ability to raise money by selling our securities to third parties at a discount to the market price during the term of the equity line of credit agreement. See "Equity Line of Credit Agreement--Restrictions on Future Financings". If we need capital, but are unable to drawdown under the equity line of credit agreement for any reason, we will need to negotiate with Castlebar whether those restrictions can be lifted so we can obtain the capital from other sources.

Without additional funding, we may be required to delay, reduce or eliminate one or more research or development programs and reduce overall overhead expenses. Such action may have an adverse effect on the market price of our common stock.

Our Products Are Subject To Regulatory Approvals Which Could Substantially Delay or Prevent Us From Marketing Our Products

We embark on specific research or development projects that address unmet medical needs and incur significant project costs in anticipation of filing a New Drug Application (NDA). These projects are subject to significant regulation by numerous governmental authorities in the United States and other countries. The process of completing clinical testing and obtaining FDA approval for a new drug product requires the expenditure of substantial resources over a number of years. If we do not receive the necessary regulatory approvals along the way, we will not be able to progress clinically in our projects and may be forced to abandon projects after incurring substantial costs. Furthermore, we will not be able to generate revenues and become profitable. Finally, we may encounter significant delays or excessive costs in our efforts, even if we are eventually successful in achieving regulatory approval.

We Have No Experience in Marketing or Selling Our Products

Even if we are able to develop our products and obtain necessary regulatory approvals, we have no experience in marketing or commercializing any of our proposed products. We are dependent on our ability to find collaborative marketing partners for commercial sale of our products. Even if we find a potential marketing partner, we may not be able to negotiate a licensing contract on favorable terms to justify our investment or achieve adequate revenues. In addition, a licensing transaction with a marketing partner does not assure a product's success, which is dependent upon market acceptance by patients, physicians or third party payors.

Our products may prove to be unsuccessful as a result of lack of acceptance by government health administration authorities, private health care insurers and other health care payers, such as health maintenance organizations and self-insured employee plans, that determine reimbursement to the consumer. We cannot assure you that such reimbursement will be available at all or at levels sufficient to allow our marketing partners to achieve profitable price levels for our products. If we fail to achieve adequate reimbursement levels, patients may not purchase our products and sales of these products would be adversely affected.

We Expect That We Will Face Intense Competition That May Limit Our Ability To Achieve Profitability

Our competitors are numerous and include, among others, major pharmaceutical companies, biotechnology firms, universities and other research institutions. We cannot assure you that our competitors will not succeed in developing technologies and products that are more effective than the nasal technology being developed by us or which would cause our technology or products to become obsolete or noncompetitive.

Many of our competitors have substantially greater financial and technical resources and production and marketing capabilities than we have. They also may have greater experience in conducting preclinical testing and clinical trials of pharmaceutical products and obtaining FDA and other regulatory approvals. Therefore, our competitors may succeed in obtaining FDA approval for products faster than we could. Even if we commence commercial sales of our products, we will also be competing against their manufacturing efficiency and marketing capabilities, areas in which we have limited or no experience.

Although we believe that our ownership of patents for our nasal delivery products will limit direct competition with such products, we must also compete with other promising technologies such as controlled release, target organ or site release, pumps, polymers, microemulsion, monoclonal antibodies, inhalation, ocular, liposomal, implants, transdermal passive and transdermal electrotransport. Other products using these or other delivery alternatives may be developed that may be as or more effective than our products and proposed products. There can be no assurance that we will be able to compete effectively with other commercially available products or drug delivery technologies.

We May Not Be Able To Manufacture Our Products or Perform Our Clinical Studies

All of our products for clinical and commercial use are manufactured at our principal manufacturing facility located in Hauppauge, New York. All of these products must be produced in compliance with federal and state regulations. Our facilities are also subject to inspection by these authorities. In addition, certain key suppliers are also subject to regulatory compliance. If we have a problem at our manufacturing facility, or if we or our suppliers fail to comply with federal and state regulations or otherwise fail to perform our respective obligations in a timely fashion, such problems or failure by us or any supplier could cause a delay in clinical trials or the supply of product to market. Any significant delay could also jeopardize our performance contracts with collaborative partners and result in material penalties to us.

We Are Subject To Factors of Changes in Our Industry That Are Beyond Our Control

The health care industry is changing rapidly as the public, government, medical professionals and the pharmaceutical industry examine ways to broaden medical coverage while controlling the increase in health care costs. Potential changes could put pressure on the prices of prescription pharmaceutical products and adversely affect our business or prospects. We cannot predict when, if any, proposed health care reforms will be implemented, and such changes are beyond our control.

Unforeseen, Unknown Liabilities in Connection with the Operation of a Newly-Acquired Business May Adversely Affect our Working Capital and Liquidity and Reduce our Profitability

On August 8, 2000, we acquired Atossa HealthCare Inc., a development stage company based in Washington state which is developing a proprietary platform of diagnostics and treatments related to breast cancer risk assessment and therapeutics and other women's health care products. The acquisition was effected via a merger of Atossa Acquisition Corporation Inc., a wholly-owned subsidiary of Nastech, with and into Atossa, pursuant to which Atossa became a wholly-owned subsidiary of Nastech. Unforeseen, unknown liabilities may arise in connection with the ownership and operation of Attosa. Although we believe that the risk of pre-existing claims being successfully asserted against Nastech has been minimized by the acquisition structures we have employed, we cannot assure you that no such claims will be asserted or, if asserted, that such claims will not result in material liabilities to us. The occurrence of any such liability could have a material adverse effect on our working capital and liquidity and reduce our profitability.

The Value of a Newly-Acquired Business May Not Be Commensurate with The Purchase Price

The valuation of Atossa was not established by independent appraisal, but was determined through purchase price negotiations among the parties. The consideration paid for Atossa was based exclusively on these negotiations. A variety of factors played a role in these negotiations, including its products under development and its management. The consideration paid does not bear any relationship to the net book value of the acquired company and may not necessarily bear any relationship to any other recognized measure of value. We cannot assure you that an independent valuation of Atossa would not have been less than the consideration paid.

Our Failure to Integrate Our New Chief Executive Officer and the Newly-Acquired Business Could Have a Material Adverse Effect on Our Business

On August 8, 2000, we hired Steven C. Quay, M.D., Ph.D. to replace Vincent D. Romeo, Ph.D., who died on May 1, 2000, as our President, Chief Executive Officer and Chairman of the Board. Dr. Quay is currently being integrated into our management team, and we cannot assure you that this team will perform well together. Because we depend upon the knowledge, experience and skills of our management and research and development personnel, our inability to successfully integrate him into the management team could have a material adverse effect on our business. Our inability to successfully integrate and develop the operations, technologies and other personnel of Atossa could also reduce our profitability and inhibit future growth.

In addition, losing Dr. Quay, or any of our other key executives or research and development personnel could also seriously harm our business. We cannot assure you that we will be able to retain our key executives and research and development personnel or that we would be able to replace any of them if we were to lose their services for any reason. Competition for these executives is intense. In addition, the location of our facilities may limit the pool of technical talent available to us. Many of our key executives and R&D personnel have been employed by our company for several years. If we had to replace any of these individuals, we would not be able to replace the significant amount of knowledge that they have about our operations. We do not maintain "key man" insurance policies on any of our executives.

The Future Sale of Shares of Our Common Stock (Including Pursuant to the Equity Line of Credit) May Dilute the Interests of Other Security Holders and Could Depress the Price of Our Common Stock

As of August 31, 2000, there were 6,800,485 shares of common stock issued and outstanding. As of June 30, 2000, there were outstanding options, warrants and rights to purchase approximately 1,247,000 shares of our common stock. There are also 600,000 shares of common stock subject to outstanding stock options granted on August 8, 2000 to Steven C. Quay, our new President, Chief Executive Officer and Chairman of the Board, and 1,299,000 the shares of common stock covered by this prospectus which are issuable under the equity line of credit and under the warrants granted to Castlebar and Jesup & Lamont. We may also issue additional shares in acquisitions and may grant additional stock options to our employees, officers, directors and consultants under our stock option plan. Lastly, subject to some restrictions in the equity line of credit agreement, we may issue up to 300,000 shares of our common stock to investors at a discount to market price without the consent of Castlebar.

The issuance of shares under the equity line of credit, to obtain additional financing, and upon exercise of warrants, options or rights (or even the potential of such issuance) will have a dilutive impact on other stockholders and could have a negative effect on the market price of our common stock. In addition, the shares issuable to Castlebar pursuant to the equity line of credit will be issued at a discount to the daily volume weighted average prices of our common stock during the 22 trading days prior to the issuance to Castlebar. This will further dilute our outstanding shares of common stock.

As we sell shares of our common stock to Castlebar pursuant to the equity line of credit, and then Castlebar sells the common stock to third parties, our common stock price may decrease due to the additional shares in the market. If we decide to draw down on the equity line of credit as the price of our common stock decreases, we will be required to issue more shares of our common stock for any given dollar amount invested by Castlebar, subject to a designated minimum put price specified by us. The more shares that are issued pursuant to the equity line of credit, the more our shares will be diluted and the more our stock price may decrease. This may encourage short sales, which could place further downward pressure on the price of our common stock.

The Anti-Takeover Provisions of Our Stockholder Rights Plan May Limit Stockholder Value

We have a stockholder rights plan designed to protect our stockholders from coercive or unfair takeover tactics. The intent of the stockholder rights plan is to protect our stockholders' interests by encouraging anyone seeking control of our company to negotiate with our board of directors.

Under the plan, we declared a dividend of one preferred stock purchase right ("Right") for each share of common stock outstanding on March 17, 2000. Each Right entitles the holder to purchase from Nastech one one-thousandth (1/1,000) of a share of Series A Junior Participating Preferred Stock for $50. In the event any acquiring entity or group accumulates or initiates a tender offer to purchase 15% or more of our common stock, then each holder of a Right (other than the acquiring entity) will have the right to receive, upon exercise of the Right, shares of Nastech common stock or shares in the acquiring entity having a value equal to two times the exercise price of the Right.

Our stockholder rights plan could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions could adversely affect the price of our common stock.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and in the documents that are incorporated by reference in this prospectus, all of which are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future results of operations. Also, when we use words such as "believe," "expect," "anticipate" or similar expressions, we are making forward-looking statements. You should note that an investment in our common stock involves certain risks and uncertainties that could affect our future financial results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors described in the preceding pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could materially and adversely affect our business, operating results and financial condition.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders. However, we will receive the proceeds from any sale of common stock to Castlebar under the equity line of credit agreement described in this prospectus and upon the exercise of warrants held by Castlebar and Jesup & Lamont when, and if, they exercise such warrants. If the entire equity line of credit is fulfilled, and if all of the warrants are exercised, based upon the market price of our common stock on August 31, 2000 ($6.25), we would realize proceeds of approximately $6,853,000. The amount of proceeds takes into account the discount to market price that will be paid by Castlebar and the $20,000 we paid to Castlebar's legal counsel, Epstein Becker & Green P.C., to cover its legal and administrative expenses. It also reflects the four percent (4%) brokerage fee payable to Jesup & Lamont, which, based on the prior example, would equal $259,500. In addition, a portion of the proceeds from the initial drawdown under the equity line of credit, if and when made, may be used to pay the expenses of this offering -- which are estimated at $170,000.

We expect to use substantially all the net proceeds for general corporate purposes, including working capital, research and development and expansion of sales and marketing activities. The amounts we actually expend for such working capital and other purposes may vary significantly and will depend on a number of factors including, but not limited to, the actual net proceeds received, the amount of our future revenues and other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any such transaction, and we are not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment grade securities or guaranteed obligations of the U.S. government.

                           PRICE RANGE OF COMMON STOCK

Our common stock is quoted on The Nasdaq National Market under the symbol "NSTK". The following table sets forth the range of high and low bid prices per share of our common stock as reported on the Nasdaq National Market for the last two and one-half years. These quotations represent prices between dealers and do not reflect retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                       Low             High
                                                       ---             ----

2000

First Quarter ..........................            $   2.53         $   8.38
Second Quarter .........................            $   3.25         $   5.88

1999

First Quarter ..........................            $   3.00         $   6.25
Second Quarter .........................                2.56             3.63
Third Quarter ..........................                2.75             4.44
Fourth Quarter .........................                1.56             3.63

1998

First Quarter ..........................            $  10.38         $  15.38
Second Quarter .........................                7.63            12.50
Third Quarter ..........................                3.75             8.25
Fourth Quarter .........................                3.00             5.50

Based on information supplied by our transfer agent, as of August 31, 2000, we believe that there were approximately 5,000 record holders of our common stock, including several brokerage firms holding shares in street name for beneficial owners. On August 31, 2000, the closing bid price of our common stock as quoted on The Nasdaq National Market was $6.25.

The shares sold by the selling stockholders will be made on The Nasdaq National Market, on the over-the-counter market or otherwise at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale.

                                 DIVIDEND POLICY

Since our inception, we have never paid or declared any cash dividends on our shares of common stock. However, in February 2000, we declared a dividend of one preferred stock purchase right for each share of common stock held of record on March 17, 2000, under a stockholder rights plan designed to protect stockholders from coercive or unfair takeover tactics. The preferred stock purchase rights are exercisable only when a person or group of affiliated persons accumulate or initiate a tender offer to purchase 15% or more of our common stock. Upon exercise, each preferred stock purchase right will entitle its holder, other than the acquirer and its affiliates, to purchase one one-thousandth of a share of our Series A Junior Participating Preferred Stock at a price of $50 per one one-thousandth of a preferred share. The terms of the rights plan and the dividend paid on March 17, 2000, are more fully set out in the rights plan incorporated by reference as an exhibit to the registration statement to which this prospectus pertains.

We have no current plans to pay any further dividends on our common stock and intend to retain earnings, if any, for working capital purposes. Any future decision to pay dividends on the common stock will depend upon our results of operations, capital requirements, the financial condition and other factors that the board of directors deems relevant.

                                 CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2000 on an actual basis. The following table does not give effect to our sale and issuance of shares of common stock pursuant to the equity line of credit or pursuant to the exercise of any stock purchase warrants held by Castlebar and Jesup & Lamont. This table also does not give effect to our issuance of 600,000 shares of common stock in connection with our acquisition of Atossa HealthCare Inc. on August 8, 2000. This table should be read in conjunction with financial statements and the notes thereto included or incorporated by reference in this prospectus.

                                                            As of June 30, 2000
                                                                (unaudited)
                                                          (dollars in thousands)
                                                          ----------------------

Stockholders' equity:
    Common Stock, par value $.006 per share;
      authorized: 25,000,000; issued: 6,277,485 .......              38

    Preferred Stock, par value $.01 per share;
      authorized: 100,000; issued: none ...............               0

Additional paid-in capital ............................          37,042

Accumulated earnings (deficit) ........................         (24,738)

Treasury stock, at cost, 77,000 shares ................            (151)
                                                               --------

Total capitalization ..................................        $ 12,191
                                                               ========

                                    DILUTION

The issuance of further shares and the eligibility of issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

The net tangible book value of our common stock as of June 30, 2000, was $12,191,000, or approximately $1.97 per share. Assuming that:

      o on June 30, 2000, we issued a total of 1,200,000 shares to Castlebar under the equity line of credit agreement at $3.92 per share, which is 86.5% of the volume weighted average price for our common stock on June 30, 2000, and reflects Castlebar's 13.5% discount; and

      o on June 30, 2000, you purchased shares under this prospectus for $4.50 per share, which was the closing price for our common stock on June 30, 2000,

our pro forma net tangible book value as of June 30, 2000 would have been $16,703,000, or $2.26 per share. This represents an immediate increase in the net tangible book value of $0.29 per share to existing stockholders on June 30, 2000. This also represents an immediate dilution in net tangible book value of approximately $2.24 per share to all purchasers of common stock in this offering. The actual dilution to you may be greater or less than in this example, depending on the actual price you pay for shares, the actual prices at which we issue shares to Castlebar under the equity line of credit agreement and how many of the vested options and warrants outstanding have been exercised at the time of your investment. Furthermore, this example does not take into account the 600,000 shares of common stock issued in connection with our acquisition of Atossa HealthCare Inc., or the 600,000 options granted to Steven
C. Quay, our new President, Chief Executive Officer and Chairman of the Board, both of which occurred on August 8, 2000.

                         EQUITY LINE OF CREDIT AGREEMENT

Overview

On July 11, 2000, we entered into an equity line of credit agreement with Castlebar Enterprises Limited, a British Virgin Islands corporation, in order to establish a possible source of funding for the development of our current and planned products. The equity line of credit agreement establishes what is sometimes also referred to as an equity drawdown facility.

Pursuant to the equity line of credit agreement, Castlebar has agreed to purchase up to 1,200,000 shares of our common stock during the 36 month period following the effective date of the registration statement to which this prospectus relates. During this 36 month period, we may request a drawdown under the equity line of credit by selling ("putting") shares of our common stock to Castlebar, and Castlebar will be obligated to purchase the shares we put to them. During the 22 trading days following a drawdown request, we will calculate the amount of shares we will sell to Castlebar and the price per share.

Upon the exercise of each drawdown, we will receive the amount of the drawdown less a brokerage fee payable to Jesup & Lamont equal to 4% of the aggregate purchase price for each put. Jesup & Lamont is the placement agent which introduced Castlebar to us and is a registered broker-dealer.

The Drawdown Procedure and the Stock Purchases

We may request a drawdown once every 22 trading days, although we are under no obligation to do so, by faxing a drawdown notice to Castlebar, stating the amount of the drawdown we wish to exercise and the lowest daily volume weighted average price, if any, at which we are willing to sell the shares. The threshold price will be set by our President and Chief Executive Officer in his sole and absolute discretion.

      Amount of the Drawdown

The minimum amount we can draw down at any one time is $250,000 worth of common stock. The maximum amount we can draw down at any one time will be determined at the time of the drawdown request according to the following formula:

            o 4.5% of the weighted average price of our common stock for the three month period prior to the date of the put request

            o multiplied by the total trading volume of the common stock for the three month period prior to the date of the put request.

      Calculation of Purchase Price

On the day following the delivery of the drawdown notice, a valuation period of 22 trading days will start. The price per share of common stock sold to Castlebar will be determined on each of the 22 trading days following the delivery of the drawdown notice as follows:

            o On each trading day during the valuation period where the daily volume weighted average price ("VWAP") of our common stock on the Nasdaq National Market exceeds the threshold price, if any, set forth in the drawdown notice, the purchase price will equal to 86.5% of the VWAP on such day.

            o If the VWAP on a given trading day is less than the threshold price, then Castlebar will have the option to purchase the common stock for such day at a price equal to 86.5% of the threshold price.

            o If Castlebar elects not to purchase shares when the VWAP is below the threshold price, then the amount of the drawdown will be reduced by 1/22.

      Number of Shares Issued

On each of the 22 trading days during the valuation period, the number of shares to be issued to Castlebar will be determined by dividing 1/22nd of the drawdown amount by the purchase price on each trading day. If the VWAP for our common stock on any trading day during the 22 trading day calculation period is below the minimum threshold price, and Castlebar elects not to purchase shares when the VWAP is below the threshold price, then we will not issue any shares on that day, and the drawdown amount will be reduced by 1/22nd.

If we set a threshold price too high and our stock price does not consistently meet that level during the 22 trading days after our drawdown request, the amount we can draw and the number of shares we sell to Castlebar will be reduced. On the other hand, if we set a threshold price too low and our stock price falls significantly but stays above the threshold price, we will have to issue a greater number of shares to Castlebar at the reduced price.

      Payment for Shares Issued

The shares purchased on the first 11 trading days will be issued and paid for on the 13th trading day following the drawdown request. The shares purchased on the 12th through the 22nd trading days will be issued and paid for on the 24th trading day following the drawdown request. We will receive the purchase price less a brokerage fee payable to Jesup & Lamont equal to 4% of the aggregate purchase price for each put.

      Short Term Warrants

On the 13th and 24th trading day following the drawdown request, we will grant Castlebar warrants to purchase a number of shares of common stock equal to 25% of the number of shares purchased by Castlebar on each such date. These warrants will expire one day after they are granted and will have an exercise price equal to the weighted average of the purchase prices of the common stock purchased at the closing of each drawdown. If Castlebar exercises these short term warrants, the 1,200,000 shares available under the equity line of credit will be reduced by the number of shares issued pursuant to such short term warrants.

      Drawdown Warrants

On the 24th trading day following the drawdown request, we will also grant Castlebar warrants to purchase an additional 1,000 shares of common stock for each $100,000 we draw down under the equity line of credit. See "--The Grant of Warrants and Costs of Closing Each Drawdown" below.

Sample drawdown calculation

The following is an example of the number of shares we would issue to Castlebar if we had given a drawdown notice on May 21, 2000, indicating a drawdown amount of $500,000 and a minimum threshold price of $4.00 per share:

-------------------------------------------------------------------------------------------------------------------------
                                             Greater of  Purchase
                                              VWAP or     Price     Optional Purchase
                                 Threshold   Threshold    (after        (assumed for                          # of Shares
Trading Date            VWAP       Price       Price     discount)  purpose of example)         Principal      Purchased
=========================================================================================================================
1.  5/22/00          $   4.662   $   4.000    $  4.662   $  4.033                             $ 22,727.27        5,636
-------------------------------------------------------------------------------------------------------------------------
2.  5/23/00          $   4.431   $   4.000    $  4.431   $  3.833                             $ 22,727.27        5,930
-------------------------------------------------------------------------------------------------------------------------
3.  5/24/00          $   4.693   $   4.000    $  4.693   $  4.060                             $ 22,727.27        5,598
-------------------------------------------------------------------------------------------------------------------------
4.  5/25/00          $   4.605   $   4.000    $  4.605   $  3.983                             $ 22,727.27        5,706
-------------------------------------------------------------------------------------------------------------------------
5.  5/26/00          $   4.486   $   4.000    $  4.486   $  3.880                             $ 22,727.27        5,857
-------------------------------------------------------------------------------------------------------------------------
6.  5/30/00          $   3.898   $   4.000    $  4.000   $  3.460     Option exercised        $ 22,727.27        6,569
-------------------------------------------------------------------------------------------------------------------------
7.  5/31/00          $   3.944   $   4.000    $  4.000   $  3.460     Option exercised        $ 22,727.27        6,569
-------------------------------------------------------------------------------------------------------------------------
8.  6/1/00           $   3.864   $   4.000    $  4.000   $  3.460       Not exercised                 N/A          N/A
-------------------------------------------------------------------------------------------------------------------------
9.  6/2/00           $   4.220   $   4.000    $  4.220   $  3.651                             $ 22,727.27        6,226
-------------------------------------------------------------------------------------------------------------------------
10. 6/5/00           $   4.762   $   4.000    $  4.762   $  4.119                             $ 22,727.27        5,518
-------------------------------------------------------------------------------------------------------------------------
11. 6/6/00           $   4.925   $   4.000    $  4.925   $  4.260                             $ 22,727.27        5,335
-------------------------------------------------------------------------------------------------------------------------
Settlement on Day 13                                     $  3.856                             $227,272.73       58,942
---------------------------------------------------------========--------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12. 6/7/00           $   4.565   $   4.000    $  4.565   $  3.949                             $ 22,727.27        5,755
-------------------------------------------------------------------------------------------------------------------------
13. 6/8/00           $   4.848   $   4.000    $  4.848   $  4.193                             $ 22,727.27        5,420
-------------------------------------------------------------------------------------------------------------------------
14. 6/9/00           $   5.069   $   4.000    $  5.069   $  4.385                             $ 22,727.27        5,183
-------------------------------------------------------------------------------------------------------------------------
15. 6/12/00          $   5.003   $   4.000    $  5.003   $  4.327                             $ 22,727.27        5,252
-------------------------------------------------------------------------------------------------------------------------
16. 6/13/00          $   4.913   $   4.000    $  4.913   $  4.250                             $ 22,727.27        5,348
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
17. 6/14/00          $   4.874   $   4.000    $  4.874   $  4.216                             $ 22,727.27        5,391
-------------------------------------------------------------------------------------------------------------------------
18. 6/15/00          $   4.926   $   4.000    $  4.926   $  4.261                             $ 22,727.27        5,334
-------------------------------------------------------------------------------------------------------------------------
19. 6/16/00          $   4.920   $   4.000    $  4.920   $  4.255                             $ 22,727.27        5,341
-------------------------------------------------------------------------------------------------------------------------
20. 6/19/00          $   4.726   $   4.000    $  4.726   $  4.088                             $ 22,727.27        5,560
-------------------------------------------------------------------------------------------------------------------------
21. 6/20/00          $   4.647   $   4.000    $  4.647   $  4.020                             $ 22,727.27        5,654
-------------------------------------------------------------------------------------------------------------------------
22. 6/21/00          $   4.717   $   4.000    $  4.717   $  4.080                             $ 22,727.27        5,570
-------------------------------------------------------------------------------------------------------------------------
Settlement on Day 24                                     $  4.180                             $250,000.00       59,808
---------------------------------------------------------========--------------------------------------------------------

                                                         --------                             ---------------------------
Totals                                                   $  4.019                             $477,272.73      118,751
                                                         ========                             ===========================
Less broker's (Jesup & Lamont) commission of 4%                                               $(19,090.91)
                                                         --------                             ---------------------------
Net proceeds to Nastech                                  $  3.858                             $458,181.82      118,751
                                                         ========                             ===========================

On trading day 13, we will grant Castlebar a short term warrant to purchase an additional 14,735 of shares (25% of 1st settlement amount) with an exercise price of $3.856 per share. This warrant will expire on the 14th trading day. On trading day 24, we will grant Castlebar a short term warrant to purchase an additional 14,952 of shares (25% of 2nd settlement amount) with an exercise price $4.18 per share. This warrant will expire on the 25th trading day. If Castlebar exercises either of these short term warrants, the number of shares issued will reduce the 1,200,000 shares available under the equity line of credit.

The Grant of Warrants and Costs of Closing Each Drawdown

At the closing of the equity line of credit on July 11, 2000, we paid $20,000 to Castlebar's legal counsel, Epstein Becker & Green P.C., to cover its legal and administrative expenses.

As consideration for the opening of the equity line of credit, we granted Castlebar warrants to purchase 33,000 shares of common stock. As consideration for the services rendered by Jesup & Lamont as placement agent in connection with this offering, we granted Jesup & Lamont warrants to purchase 16,500 shares of common stock. These warrants will be exercisable at any time prior to July 10, 2003, for $5.53 per share of common stock. However, if Castlebar ever fails to honor a drawdown notice, Castlebar will forfeit and will return to us for cancellation a pro-rata portion of the 33,000 warrants granted to them (not including any warrants already exercised), based upon the portion of the 1,200,000 share commitment that has not been previously honored by Castlebar, provided that Castlebar will be able to keep a minimum of 1,650 warrants upon such forfeiture. Upon such forfeiture, we will maintain the registration statement in effect for a reasonable period, but not more than 20 trading days, so that Castlebar may dispose of any remaining shares of common stock held by them.

At the closing of each drawdown, we will also grant warrants to each of Castlebar and Jesup & Lamont to purchase an additional 1,000 shares of common stock for each $100,000 we draw down under the equity line of credit, up to a maximum of 33,000 additional warrants for Castlebar and 16,500 additional warrants for Jesup & Lamont. These additional warrants will be exercisable for three years from the grant date, and will have an exercise price equal 120% of the average closing bid prices of our common stock on the 15 trading days prior closing of each drawdown.

Neither Castlebar nor Jesup & Lamont will be obligated to exercise the warrants and to purchase any shares of common stock pursuant to such warrants.

Lastly, upon the receipt of each drawdown amount from Castlebar, we will pay a brokerage fee to Jesup & Lamont Securities Corporation equal to 4% of the aggregate purchase price for each put. Jesup & Lamont is the placement agent which introduced Castlebar to us and is a registered broker-dealer.

Necessary Conditions Before Castlebar is Obligated to Purchase our Shares

The following conditions must be satisfied before Castlebar is obligated to purchase the common stock pursuant to a drawdown notice:

      o A registration statement for the shares must be effective and available on each drawdown settlement date so that Castlebar may freely sell the shares of shares of common stock it purchases;

      o All our representations and warranties to Castlebar set forth in the equity line of credit agreement must be true and correct in all material respects;

      o We will have made reasonable efforts to obtain all permits and qualifications required by any state blue sky laws in the states reasonably requested by Castlebar;

      o We have delivered into escrow or to the Depository Trust Company ("DTC") the shares of common stock being purchased;

      o We have delivered to our transfer agent instructions reasonably satisfactory to Castlebar;

      o We have satisfied all laws and regulations pertaining to the sale and issuance of the shares of common stock to Castlebar;

      o We have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the private equity line of credit agreement, registration rights agreement and escrow agreement, to be performed, satisfied or complied with by us.

      o No statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the equity line of credit agreement;

      o No litigation or proceeding nor any investigation by any governmental authority can be pending which prohibits or adversely affects the consummation of the transactions contemplated by the equity line of credit agreement;

      o There have not been any material adverse changes in our business, operations, properties, or financial condition, except as disclosed in our filings with the SEC;

      o Trading in our common stock must not have been suspended by the SEC or The Nasdaq National Market, and our common stock continues to be listed on The Nasdaq National Market;

      o We will have delivered an opinion of our counsel described in the equity line of credit agreement regarding the validity of shares and the matters listed above;

      o Twenty-two (22) trading days have elapsed since the last drawdown request; and

      o Castlebar has received and is reasonably satisfied with other documents as they may reasonably request.

In addition, we may not issue any shares of common stock under the equity line of credit if such issuance results in Castlebar beneficially owning more than 9.9% of our then outstanding common stock. Of course, any resales of shares by Castlebar would reduce the number of shares beneficially owned by Castlebar, and would enable us to issue additional shares to Castlebar without violating this condition.

The listing requirements of The Nasdaq National Market also prohibit us from issuing 20% or more of our issued and outstanding shares of common stock at a price less than the greater of market value or book value, unless we obtain stockholder approval.

Restrictions on Future Financings

The equity line of credit agreement limits our ability to raise money by selling our securities to third parties at a discount to the market price during the term of the equity line of credit agreement. There are exceptions to this limitation for securities sold in the following situations:

      o pursuant to any presently existing or future employee benefit plan, which plan has been or may be approved by our stockholders;

      o pursuant to any compensatory plan for a full-time employee or key consultant;

      o     in an underwritten registered public offering;

      o in connection with a strategic partnership or other business transaction, the principal purpose of which is not to raise money;

      o in connection with a private placement for no more than 300,000 shares of common stock (or securities convertible into 300,000 shares of common stock) where the purchasers have registration rights;

      o in connection with any bridge financing arrangement which includes, as consideration for the lender to enter into such agreement, either the issuance of no more than 300,000 shares of common stock (or securities convertible into 300,000 shares of common stock) or an option to purchase no more than 300,000 shares of common stock (or securities convertible into 300,000 shares of common stock); and

      o     a transaction to which Castlebar gives its written approval.

Termination of the Equity Line of Credit Agreement

Castlebar may terminate the equity line of credit if any of the following events occur:

      o Any stop order or suspension of the effectiveness of this registration statement issues for an aggregate of thirty (30) trading days during the 36 month term of the equity line of credit agreement, with some exceptions;

      o Our shares of common stock are delisted from The Nasdaq National Market unless such delisting is in connection with the listing of such shares on a comparable stock exchange in the United States;

      o Our common stock is no longer registered under Section 12(g) or 12(b) of the Exchange Act of 1934; or

      o     We cease to continue our corporate existence.

We may terminate the equity line of credit if Castlebar ever fails to honor a drawdown notice.

Indemnification of Castlebar

Castlebar is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the registration statement and this prospectus, except as they relate to information supplied by Castlebar to us for inclusion in the registration statement and prospectus.

                              SELLING STOCKHOLDERS

Overview

The 1,299,000 shares of common stock registered for resale under this prospectus constitute 19.1% of our issued and outstanding shares of common stock as of August 31, 2000. Because we do not know for certain how or when the selling stockholders will choose to sell their shares of common stock, we cannot estimate the amount of securities that will actually be offered for sale by the selling stockholders. There can be no assurance that they will sell any or all of the securities covered by this prospectus.

Castlebar Enterprises Limited

Castlebar Enterprises Limited is a British Virgin Island corporation engaged in the business of investing in publicly traded equity securities for its own account. Castlebar's principal offices are located at Aeulestrasse 74, FL-9490 Vaduz, Liechtenstein. Investment decisions for Castlebar are made by its board of directors. Other than the 33,000 warrants we granted to Castlebar in connection with closing the equity line of credit agreement, Castlebar does not currently own any of our securities. Other than its obligation to purchase shares of common stock under the equity line of credit agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Castlebar and us other than the equity line of credit agreement.

Jesup & Lamont Securities Corporation

Jesup & Lamont Securities Corporation has acted as placement agent in connection with the equity line of credit agreement. Jesup & Lamont introduced us to Castlebar and assisted us with structuring the equity line of credit with Castlebar. Jesup & Lamont's duties as placement agent were undertaken on a reasonable best efforts basis only. It made no commitment to purchase shares from us and did not ensure us of the successful placement of any securities.

Other than the warrants granted to Jesup & Lamont as a placement fee, Jesup & Lamont does not currently own any of our securities. The decision to exercise any warrants granted to Jesup & Lamont, and the decision to sell the common stock issued pursuant to the warrants, will be made by Jesup & Lamont's officers and board of directors.

The selling stockholders have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. If, in the future, the selling stockholders' relationship with us changes, we will amend or supplement this prospectus to update this disclosure.

                              PLAN OF DISTRIBUTION

General

Castlebar and Jesup & Lamont may offer for sale up to 1,299,000 shares of our common stock which they will originally acquire pursuant to the terms of the equity line of credit agreement and the warrants we issued to them as more fully described under "Recent Events--Equity Line of Credit Agreement." Castlebar and Jesup & Lamont will be offering such shares for their own account. We do not know for certain how or when the selling stockholders will choose to sell their shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

To permit Castlebar and Jesup & Lamont to resell the shares of common stock issued to them, we agreed to file a registration statement and all necessary amendments and supplements with the SEC for the purpose of registering and maintaining the registration of the shares. We will bear all costs relating to the registration of the common stock offered by the prospectus. We will keep the registration statement effective until the earliest of any of the following dates:

      o the date after which none of the shares of common stock held by Castlebar that are covered by the registration statement are or may become issued and outstanding;

      o the date after which all of the shares of common stock held by Castlebar have been transferred to persons who may trade such shares without restriction under the Securities Act of 1933 and we have delivered new certificates or other evidences of ownership of such shares without any restrictive legend;

      o the date after which all of the shares of common stock held by Castlebar that are covered by the registration statement have been sold by Castlebar pursuant to such registration statement;

      o the date that Castlebar or its transferees receive an opinion of our counsel that their shares of common stock may be sold under the provisions of Rule 144 promulgated under the Securities Act without any applicable volume limitations;

      o the date after which all of the shares of common stock held by Castlebar may be sold, in the opinion of our counsel, without any time, volume or manner limitations under Rule 144(k) under the Securities Act of 1933; or

      o if Castlebar ever fails to honor a drawdown under the equity line of credit, we will maintain the registration statement in effect only for so long as Castlebar may request in order to dispose of any remaining shares of common stock held by them, not to exceed 20 trading days.

The selling stockholders will offer our common stock into the public market using this prospectus or under Rule 144 instead of under this prospectus, if they qualify. Shares of common stock offered through this prospectus or under Rule 144 may be sold from time to time by Castlebar and Jesup & Lamont, although there can be no assurance that they will in fact sell any or all of the securities covered by this prospectus. Such sales may be made on The Nasdaq National Market, on the over-the-counter market or otherwise at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. We have been informed by the selling stockholders that there are no existing arrangements between them and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of shares of common stock which may be sold by them through this prospectus.

The shares of common stock may be sold in one or more of the following manners:

      o block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker or dealer for its account under this prospectus; or

      o ordinary brokerage transactions and transactions in which the broker solicits purchases.

The selling stockholders will pay all commissions and their own expenses, if any, associated with the sale of the shares of common stock. Sales by the selling stockholders will be without the payment of any underwriting discounts or commissions, except for usual and customary selling commissions paid to brokers or dealers. However, in effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the shares of common stock by the selling stockholders. Brokers or dealers may receive commissions, discounts or other concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the shares of common stock as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares of common stock, from such purchaser).

Broker-dealers may agree with the selling stockholders to sell a specified number of shares of common stock at a stipulated price per share and, to the extent a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares of common stock at a price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares of common stock commissions computed as described above. Brokers or dealers who acquire shares of common stock as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the shares of common stock.

Castlebar is deemed a statutory underwriter within the meaning of Section 2(11) of the Securities Act of 1933 with respect to any shares sold by it. Castlebar has agreed to be named as a statutory underwriter and will be acting as an underwriter in its resales of the shares of common stock under this prospectus. Because Castlebar is deemed a statutory underwriter, the discounts and concessions it receives upon purchases of our common stock, and any profits it receives on the resale of the shares, will be deemed to be underwriting discounts and commissions under the Securities Act. Each time Castlebar purchases shares of our common stock under the equity line of credit agreement, it will receive a substantial discount to then current market price of our common stock. The price at which we will issue shares of common stock to Castlebar will be 13.5% below the daily volume weighted average prices of the common stock on The Nasdaq National Market during the 22 trading days following a drawdown notice. Assuming an average volume weighted average price of $6.25 (based on recent daily closing bid prices of the common stock on Nasdaq National Market during August 2000), and assuming we use the entire line of credit and issue all 1,200,000 shares registered for issuance under the equity line of credit agreement, Castlebar will receive "underwriting compensation" in the form of its discounted purchase price equal to $1,012,500, or $0.84375 per share. In connection with the equity line of credit, we granted 33,000 warrants to Castlebar, which are exercisable for $5.53 per share of common stock at any time prior to July 10, 2003, and in the future we may grant Castlebar up to an additional 33,000 warrants at the time of the drawdowns under the equity line of credit, which warrants will be exercisable for three years from the grant date, and will have an exercise price equal to 120% of the average closing bid prices of our common stock on the 15 trading days prior the grant date. The warrants granted to Castlebar will also be deemed to be underwriting commission under the Securities Act. Lastly, at the closing of the equity line of credit on July 11, 2000, we paid $20,000 to Castlebar's legal counsel, Epstein Becker & Green P.C., to cover Castlebar's legal and administrative expenses in connection with negotiating the equity line of credit.

Castlebar and Jesup & Lamont are also subject to applicable state and federal securities laws, rules and regulations, including Rule 10b-5 and Regulation M under the Exchange Act of 1934, and the rules and regulations of The Nasdaq National Market. Pursuant to such rules, the selling stockholders may not:

      (1) engage in market making activities at the same time as they are engaged in a distribution of the shares of common stock for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution;

      (2) engage in any stabilization activity in connection with our securities;

      (3)   impose penalty bids or effect passive market making bids; and

      (4) bid for or purchase any of our common stock or attempt to induce any person to purchase any of our common stock other than as permitted under the Exchange Act.

In addition, any selling stockholders who may be "affiliated purchasers" of us as defined in Regulation M, must coordinate their sales under this prospectus with each other and with us for purposes of Regulation M as required by Securities Exchange Act Release 34-38067 (December 20, 1996). None of the selling stockholders has been an officer, director or otherwise an affiliate of our company during the last three years. In addition to the rules and regulations applicable to it, Castlebar has also agreed not to engage in any short sales of our common stock as long as the equity line of credit is active. These restrictions, and the other rules and regulations applicable to the selling stockholders, may affect the marketability of the shares of common stock.

Limited Grant of Registration Rights

We granted registration rights to Castlebar to enable it to sell the common stock it purchases under the equity line of credit agreement. In connection with any such registration, we will have no obligation:

      o to assist or cooperate with Castlebar in the offering or disposition of such shares;

      o to indemnify or hold harmless the holders of any such shares (other than Castlebar) or any underwriter designated by such holders;

      o to obtain a commitment from an underwriter relative to the sale of any such shares; or

      o     to include such shares within any underwritten offering we do.

We will assume no obligation or responsibility whatsoever to determine a method of disposition for such shares or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

We will file one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material change to the information in this prospectus (including with respect to the plan of distribution) for as long as Castlebar holds shares of our stock or until such shares can be sold pursuant to an appropriate exemption from registration. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing:

      o     the name of any broker-dealers;

      o     the number of shares of common stock involved;

      o     the price at which the shares of common stock are to be sold;

      o the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

      o that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

      o     any other facts material to the transaction.

Our registration rights agreement with Castlebar permits us to restrict the resale of the shares Castlebar has purchased from us under the equity line of credit agreement for a period of time sufficient to permit us to amend or supplement this prospectus to include material information. If we restrict Castlebar at any time within five trading days of the closing of any drawdown and our stock price declines during the restriction period, then, in order to compensate Castlebar for its inability to sell shares during the restriction period, we will be required to issue to Castlebar a number of additional shares of our common stock equal to the difference between:

      o     the product of

            o the number of shares purchased by Castlebar pursuant to the most recent drawdown and still held by Castlebar during the restriction period that are not otherwise freely tradable, and

            o the difference between closing bid price on the day immediately preceding the restriction period and the closing bid price on the day immediately after the restriction period, minus

      o the number of shares purchased by Castlebar pursuant to the most recent drawdown and still held by Castlebar during the restriction period that are not otherwise freely tradable.

If any such issuance would result in the issuance of a number of shares which exceeds the number permitted under the equity line of credit agreement (see "Equity Line of Credit Agreement--Necessary Conditions Before Castlebar is Obligated to Purchase our Shares"), then in lieu of such issuance, we will pay Castlebar an amount in cash equal to the closing ask price of the shares that would have been issuable pursuant to the formula contained in the previous sentence.

                          DESCRIPTION OF CAPITAL STOCK

The following summary describes the material provisions of our capital stock and is subject to, and qualified in its entirety by, our Certificate of Incorporation, and amendments thereto, and our By-laws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part and by provisions of applicable law.

We are authorized to issue up to 25,000,000 shares of common stock, par value $0.006, and 100,000 shares of preferred stock, par value $0.01. As of August 31, 2000, 6,800,485 shares of common stock were issued and outstanding, and no shares of preferred stock were outstanding. According to our transfer agent, as of August 31, 2000, there were approximately 5,000 record holders of our common stock, including several brokerage firms holding shares in street name for beneficial owners.

Common Stock

All of our issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. All shares of our common stock to be outstanding after this offering, when paid for and issued, will be validly issued, fully paid and non-assessable. On March 2, 2000, in connection with the adoption of a shareholder rights plan, our board of directors created and designated 10,000 shares of Series A Junior Participating Preferred Stock. The rights of holders of our common stock are subject to the rights of the holders of our Series A Junior Participating Preferred Stock and will be subject to the rights of any preferred stock that we may create and issue in the future. The rights of preferred stockholders may adversely affect the rights of the common stockholders.

Voting Rights. Holders of our common stock are entitled to one vote per share on all matters requiring a vote of the stockholders. Common stockholders have no right to cumulative voting in the election of directors. Accordingly, each of our directors can be elected by a simple majority of votes (51%).

Liquidation Rights. In the event of liquidation of our company, all holders of our common stock will participate on an equal basis in the net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock, if there are any.

Dividend Rights. Holders of our common stock are entitled to receive dividends in cash or property on an equal basis, if and when dividends are declared by the board of directors on the common stock, subject to any preference in favor of outstanding shares of preferred stock, if there are any. It is our present intention to retain our earnings, if any, for use in our business. Dividends are, therefore, unlikely in the foreseeable future.

Preemptive Rights and Redemption. The holders of our common stock have no preemptive rights to maintain their respective percentage ownership interest in our other securities. Our common stock is not redeemable or subject to further calls or assessments, although we have in the past effected a 1:100 reverse split of our common stock followed immediately by a 100:1 forward split to enable us to redeem odd-lot shares which were creating excessive administrative costs for us. As of December 31, 1999, we redeemed and then retired 110,736 odd-lot shares. We also acquired 77,000 shares of our common stock in 1999, and are holding these shares as treasury stock.

Preferred Stock

We are authorized to issue up to 100,000 shares of preferred stock, without stockholder approval.

Pursuant to the authority granted to and vested in our board of directors, in March 2000, the board of directors created a series of preferred stock and fixed the relative rights, preferences and limitations thereof. The series was designated as "Series A Junior Participating Preferred Stock" (the "Series A Junior Preferred Stock"), and consisted of 10,000 shares. The dividend and distribution rights of the holders of the Series A Junior Preferred Stock are superior to the dividend and distribution rights of the holders of our common stock, but are junior to all series of any other class of our preferred stock with respect to the payment of dividends and the distribution of assets. The Series A Junior Preferred Stock is not redeemable.

Each share of Series A Junior Preferred Stock entitles the holder thereof to 1,000 votes on all matters submitted to a vote of our stockholders, and vote together as one class with the holders of our common stock. However, the holders of the Series A Junior Preferred Stock are entitled to vote together as a single class on any amendment to our Certificate of Incorporation which would materially alter or change the powers, preferences or special rights of the Series A Junior Preferred Stock.

Upon our liquidation, dissolution or winding up, the holders of Series A Junior Preferred Stock are entitled to receive $1,000 (plus the amount of any accrued and unpaid dividends) for each share of Series A Junior Preferred Stock held, subject to adjustment. Additionally, upon any consolidation or merger of our company in which the shares of our common stock are exchanged for other stock, securities, cash or any other property, then each share of Series A Junior Preferred Stock shall be similarly exchanged, at the same time, into an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash or any other property in which the common stock was exchanged. The relative rights, preferences and limitations of the Series A Junior Preferred Stock are more fully set forth in the Designations of Rights, Terms and Preferences of Series A Junior Participating Preferred Stock included as an exhibit to our Current Report on Form 8-K dated February 22, 2000, incorporated by reference into this prospectus.

Our board of directors has the express authority, without any vote or action by the stockholders, to create additional series of preferred stock and to fix the rights, preferences, privileges and restrictions of such preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, and liquidation preferences, and to set the number of shares constituting any series of preferred stock.

It is impossible for us to state the actual effect on common stockholders if the board of directors designates a new series of preferred stock. The effects of such a designation will not be determinable until the rights accompanying the series have been designated. The issuance of preferred stock could adversely affect the voting power, liquidation rights or other rights held by owners of common stock or other series' of preferred stock. We have no present plans to issue any additional shares of preferred stock.

Stockholder Rights Plan

In February 2000, we implemented a stockholder rights plan designed to protect our stockholders from coercive or unfair takeover tactics by causing shares of our preferred stock with voting or conversion rights to be issued to holders who might side with our board of directors in opposing a takeover bid. In addition, our issuance of such shares of preferred stock with voting or conversion rights could dilute the stock ownership of such person or entity. Under the stockholder rights plan, we declared a dividend of one preferred stock purchase right for each share of common stock held of record on March 17, 2000. The preferred stock purchase rights are exercisable only when a person or group of affiliated persons accumulate or initiate a tender offer to purchase 15% or more of our common stock. Upon exercise, each preferred stock purchase right will entitle its holder, other than the acquirer and its affiliates, to purchase one one-thousandth of a share of our Series A Junior Participating Preferred Stock at a price of $50 per one one-thousandth of a preferred share. The holder of each right will receive upon exercise, common shares having a value equal to two times the exercise price of the right. For example, at an exercise price of $50 per right, each right not owned by the acquiror would be entitled to purchase $100 worth of common stock for $50. Assuming a value of $25 per common share at the time, the holder of each right would be entitled to purchase four common shares for $50. The terms of the rights plan and the dividend paid on March 17, 2000, are more fully set out in the rights plan included as an exhibit to our Current Report on Form 8-K dated February 22, 2000, incorporated by reference into this prospectus.

Options and Warrants

Under our stock option plan, we are authorized to grant options to purchase a maximum of 1,500,000 shares of common stock to our employees, officers, and directors, and to other persons who provide us with services. As of June 30, 2000, a total of 1,631,798 options have been granted under our stock option plan (of which 268,000 have been terminated, 40,000 have expired, 985,864 have vested and 145,998 have been exercised), and 322,200 options were available for future grants under our stock option plan. Terms of our options are determined at the time of grant by our board of directors.

In connection with our 1997 public offering, we issued to the representatives of the underwriters, warrants to purchase a total of 69,000 shares of common stock at an exercise price of $16.80 per share, exercisable at any time through January 23, 2002.

Following our acquisition of Atossa HealthCare Inc. on August 8, 2000, we hired Dr. Steven C. Quay as our new President, Chief Executive Officer and Chairman of the Board and granted him options to purchase a total of 600,000 shares of common stock. The exercise price of the options varies from $4.09 per share to $15.00 per share, with a weighted average exercise price of $8.60. All of these options (regardless of the exercise price) will vest at the rate of 33.33% per full year of service, and will not vest pro-rata during the interim periods.

The following table presents all the options and warrants that were outstanding as of August 31, 2000 (including the warrants granted to Castlebar and Jesup & Lamont):

              Number of Shares              Weighted Average
                Purchasable                Exercise Price (1)
              ----------------             ------------------

                1,177,800(2)                     $ 4.90
                   69,000(3)                     $16.80
                   49,500(4)                     $ 5.53
                  600,000(5)                     $ 8.60
                ---------                        ------
                1,896,300                        $ 6.52
                =========                        ======


----------

(1)   Exercise prices are rounded to the nearest cent.

(2) Shares issuable upon exercise of options granted under the stock option plan. Does not include any options granted under the plan after June 30, 2000.

(3) Total shares issuable upon exercise of warrants granted to Wheat, First Securities, Inc. and Volpe, Welty & Company, as underwriters in connection with an offering of our shares in 1997.

(4) Shares issuable upon exercise of the warrants granted to Jesup & Lamont as a placement fee, and to Castlebar in connection with closing the equity line of credit agreement. Does not include the additional warrants that may be issued to Castlebar and Jesup & Lamont upon each drawdown under the equity line of credit.

(5) Shares issuable upon exercise of options granted on August 8, 2000, to Dr. Steven C. Quay.

Holders of options and warrants do not have any of the rights or privileges of our stockholders, including voting rights, prior to exercise of the options and warrants. We have reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to the options and warrants.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"), which prevents an "interested stockholder" from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless:

      (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

      (2) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

      (3) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The DGCL defines an "interested stockholder" as a person owning 15% or more of a corporation's outstanding voting stock. A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholder.

The provisions of Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in control.

Indemnification and Limitation of Liability

Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law as currently or hereafter in effect. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duty as a director, except for liability:

      (1) for breach of their duty of loyalty to the corporation or its stockholders;

      (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      (3) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

      (4) for any transaction from which the director derives an improper personal benefit.

Our Certificate of Incorporation provides for the mandatory indemnification of, and advancement of expenses to, our directors, officers, employees and agents to the maximum extent permitted by Section 145 of the DGCL, as amended from time to time.

Transfer Agent

The transfer agent and registrar for our common stock is the American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                       WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-2 that we have filed with the SEC. Parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the SEC, and this prospectus does not contain all of the information contained or incorporated by reference in the registration statement. In particular, statements in this prospectus concerning the terms of certain agreements and other documents are necessarily summaries of those documents, and in each case we refer you to the copy of the applicable document to the extent we have filed it as an exhibit to the registration statement. For further information on us and the information in this prospectus, we refer you to the registration statement and its exhibits. You may obtain copies of the registration statement and its exhibits by paying a prescribed fee, or you may examine them without charge, at the public reference facilities maintained by the SEC at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 300 West Madison Street, Chicago, Illinois 60661. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. In addition, you may obtain copies of the registration statement and its exhibits at the SEC's website located at http://www.sec.gov.

We are a reporting company and file our annual, quarterly and current reports, proxy material and other information with the Securities and Exchange Commission. You may read and copy any materials that we file with the SEC at the SEC's public reference facilities listed above, as well as on the SEC's website.

                    INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to the documents filed with them. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents which we have previously filed with the SEC:

      1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

      2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000; and

      3. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000; and

      4.    Our Current Report on Form 8-K dated February 22, 2000; and

      5.    Our Current Report on Form 8-K dated July 12, 2000; and

      6.    Our Current Report on Form 8-K dated August 8, 2000.

A copy of our abovementioned 10-K and 10-Qs are included with this prospectus. If you need another copy of these documents, we will provide you with a free copy upon oral or written request. However, we will not include exhibits to those documents unless they are specifically incorporated by reference into this prospectus. Requests should be directed to:

                  Nastech Pharmaceutical Company Inc.
                  Attn: Steven C. Quay, M.D., Ph.D.
                  President & Chief Executive Officer
                  45 Davids Drive
                  Hauppauge, New York 11788
                  (631) 273-0101

In making a decision to buy our common stock, you should rely only on the information incorporated by reference or contained in the prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

                                MATERIAL CHANGES

The following are the material changes in our affairs that have occurred since the end of our last fiscal year and which were not described in our most recent quarterly report delivered to our stockholders:

Acquisition of Atossa HealthCare Inc.

On August 8, 2000, we acquired Atossa HealthCare Inc. ("Atossa"), a development stage company based in Washington State which is developing a proprietary platform of diagnostics and treatments related to breast cancer risk assessment and therapeutics and other women's health care products. The acquisition was effected via a merger of Atossa Acquisition Corporation Inc., a wholly-owned subsidiary of Nastech, with and into Atossa. Following the merger, Atossa became a wholly-owned subsidiary of Nastech. The merger was accounted for as a purchase and was intended to be a tax-free plan of reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

Pursuant to the merger, the shareholders of Atossa received one share of our common stock for each 5.051 shares of Atossa common stock held at the time of the merger. The total consideration paid for Atossa -- 600,000 shares of Nastech common stock, with a market value of approximately $2,500,000 -- was agreed upon between Nastech and Atossa after extensive negotiations. The consideration paid for Atossa was based exclusively on these negotiations. The consideration paid does not bear any relationship to the net book value of Atossa and may not necessarily bear any relationship to any other recognized measure of value. The terms of merger are more fully set out in the Agreement and Plan of Reorganization included as an exhibit to the registration statement of which this prospectus forms a part.

In the opinion of our management, a substantial portion of the approximately $2,500,000 acquisition price will be accounted for as a charge for in-process research & development in the third fiscal quarter of 2000. This investment in Atossa amounted to less than 20% our total assets as indicated on our December 31, 1999 balance sheet. The assets and the income (loss) of Atossa also amounted to significantly less than 20% of our total assets and income (loss), respectively, as indicated on our December 31, 1999 financial statements. The acquisition of Atossa did not involve the acquisition of any plants, equipment or other physical property.

Hiring Dr. Steven C. Quay as our new President, Chief Executive Officer, and Chairman of the Board

Following the merger, Steven C. Quay, M.D., Ph.D., the founder of Atossa, became our President, Chief Executive Officer, and Chairman of the Board. In 1991, Dr. Quay founded SONUS Pharmaceuticals, Inc. to develop ultrasound agents based on his inventions. EchoGen(R), SONUS' first product, is approved for sale in Europe and awaits FDA approval. In 1984, Dr. Quay founded Salutar Inc. to develop magnetic resonance imaging (MRI) contrast agents and was awarded 24 patents covering MRI technology. At Salutar, he launched the pharmaceuticals
OmniScan(R) and TeslaScan(R), which are approved for use in the United States, Europe and Japan. Dr. Quay holds more than 40 patents, is a member of a broad range of scientific and business associations and has published more than 100 papers in diagnostic imaging, oncology, protein chemistry and genetics. Dr. Quay has served on the faculty of Stanford University School of Medicine and as the industrial representative to the Food & Drug Administration Advisory Panel for Radiological Products. He holds an M.D., M.A. and Ph.D. from the University of Michigan Medical School. Dr. Quay completed post-graduate research at the Massachusetts Institute of Technology and received his residency training at the Massachusetts General Hospital. Dr. Quay is 49 years old.

Following the merger, Dr. Quay beneficially owns 593,939 shares of our common stock, which equals approximately 8.7% of our outstanding shares. The terms of Dr. Quay's employment are set out in the Employment Agreement included as an exhibit to the registration statement of which this prospectus forms a part.

                                  LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon by Roberts, Sheridan & Kotel, a Professional Corporation.

                                     EXPERTS

The financial statements of Nastech Pharmaceutical Company Inc. as of December 31, 1999, and for each of the years in the three-year period ended December 31, 1999, are incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.

                                1,299,000 Shares

                                     [LOGO]

                                  Common Stock

                                   PROSPECTUS

                               _____________, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The fees and expenses we incurred in connection with the offering are payable by us and, other than registration, filing and listing fees, are estimated as follows:

Securities and Exchange Commission Registration Fee .............       $  2,033
Nasdaq Fee for Listing of Additional Shares .....................       $ 13,000
Legal Fees and Expenses .........................................       $130,000
Accounting Fees .................................................       $ 15,000
Miscellaneous Fees and Expenses .................................       $ 10,000
                                                                        --------

Total ...........................................................       $170,033
                                                                        ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Our Certificate of Incorporation provides that the indemnification provisions of Sections 102(b)(7) and 145 of the Delaware General Corporation Law shall be utilized to the fullest extent possible. Further, the Certificate of Incorporation contains provisions to eliminate the liability of our directors to Nastech or its stockholders to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law, as amended from time to time.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation provides for such limitation of liability.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, is permitted for our directors, officers or controlling persons, pursuant to the above mentioned statutes or otherwise, we understand that the Securities and Exchange Commission is of the opinion that such indemnification may contravene federal public policy, as expressed in said Act, and therefore, may be unenforceable. Accordingly, in the event that a claim for such indemnification is asserted by any of our directors, officers or controlling persons, and the Commission is still of the same opinion, we (except insofar as such claim seeks reimbursement from us of expenses paid or incurred by a director, officer of controlling person in successful defense of any action, suit or proceeding) will, unless the matter has theretofore been adjudicated by precedent deemed by our counsel to be controlling, submit to a court of appropriate jurisdiction the question whether or not indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees as to which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.

ITEM 16. EXHIBITS.

The following exhibits are filed with this Registration Statement:

Exhibit
Number                            Description
------                            -----------

2.1 Equity Line of Credit Agreement dated July 11, 2000, between Registrant and Castlebar Enterprises Limited

2.2 Registration Rights Agreement dated July 11, 2000, between Registrant and Castlebar Enterprises Limited

2.3 Escrow Agreement dated as of July 11, 2000, among Registrant, Castlebar Enterprises Limited and Epstein Becker & Green, P.C.

2.4 Stock Purchase Warrant dated July 11, 2000, issued to Castlebar Enterprises Limited

2.5 Stock Purchase Warrant dated July 11, 2000, issued to Jesup & Lamont Securities Corporation

2.6 Agreement and Plan of Reorganization dated as of August 8, 2000, among Registrant, Atossa Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Registrant, and Atossa HealthCare, Inc. (Filed as Exhibit 2.1 to Registrant's Current Report on Form 8-K (Commission File No. 0-13789) dated August 8, 2000, and incorporated herein by reference).

4.1 Registration Rights Agreement dated July 11, 2000, between Registrant and Castlebar Enterprises Limited (filed as Exhibit 2.2)

4.2 Rights Agreement dated February 22, 2000 between Registrant and American Stock Transfer & Trust Registrant as Rights Agent. (Filed as Exhibit 1 to Registrant's Current Report on Form 8-K (Commission File No. 0-13789) dated February 22, 2000, and incorporated herein by reference). The Rights Agreement includes the Designation of Rights, Terms and Preferences of Series A Junior Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C thereto.

5       Opinion and consent of Roberts, Sheridan & Kotel, a Professional
        Corporation

10.1 Licensing Agreement with UKRF. (Filed as Exhibit 10.4 to the Registrant's Registration Statement on Form S-18, as amended (Commission File No. 2-88605-NY), filed on December 23, 1983, and incorporated herein by reference.)

10.2    Lease for facilities at 45 Davids Drive, Hauppauge, NY. (Filed as
        Exhibit 10B to the Registrant's Annual Report on Form 10-KSB for the year ended June 30, 1995 (Commission File No. 0-13789), and incorporated herein by reference.)

10.3 Sublicense Agreement with Bristol-Myers Squibb Co. (Filed as Exhibit 10E to the Registrant's Registration Statement on Form S-1, as amended (Commission File No. 33-5717), filed on May 15, 1986, and incorporated herein as reference.)

10.4 Agreements between Registrant, and RiboGene, Inc. (as successor in interest to Rugby Laboratories, Inc., and Darby Pharmaceuticals, Inc.) (Filed as Exhibit 10D to the Registrant's Registration Statement on Form S-1, as amended (Commission File No. 33-5717), filed on May 15, 1986, and incorporated herein by reference.)

10.5    1995 Agreement between the Registrant and RiboGene, Inc. (Filed as
        Exhibit 10F to the Registrant's Annual Report on Form 10-KSB for the year ended June 30, 1995 (Commission File No. 0-13789), and incorporated herein by reference.)

10.6 Stock Option Agreements. (Filed as Exhibit 10M to the Registrant's Annual Report on Form 10-KSB for the year ended June 30, 1995 (Commission File No. 0-13789), and incorporated herein by reference.)

10.7 License Agreement with The DuPont Merck Pharmaceutical Registrant. (Filed as Exhibit 10N to the Registrant's Registration Statement on Form SB-2, as amended (Commission File No. 33-70180), filed on October 12, 1993, and incorporated herein by reference.)

10.8 Nasal Drug Evaluation and Option Agreement. (Filed as Exhibit 10K to the Registrant's Annual Report on Form 10-KSB for the year ended June 30, 1996 (Commission File No. 0-13789), and incorporated herein by reference.)

10.9 Agreement with Ciba Self-Medication, Inc. (Filed as Exhibit 10J to the Registrant's Annual Report on Form 10-KSB for the year ended June 30, 1996 (Commission File No. 0-13789), and incorporated herein by reference.)

10.10 Employment Agreement with Andrew P. Zinzi. (Filed as Exhibit 10.11 to the Registrant's Registration Statement on Form S-2 (Commission File No. 333-16507), filed on November 20, 1996, and incorporated herein by reference.)

10.11 Employment Agreement with Dr. Vincent D. Romeo. (Filed as Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (Commission File No. 000-13789), and incorporated herein by reference.)

10.12 Employment Agreement with Robert H. Rosen. (Filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (Commission File No. 000-13789), and incorporated herein by reference.)

10.13 Evaluation and Option Agreement with the Consumer Health Care Division of Pfizer Inc. (Filed as Exhibit 10.12 to the Registrant's Registration Statement on Form S-2 (Commission File No. 333-16507), filed on November 20, 1996, and incorporated herein by reference.)

10.14   Development and License Agreement with DynaGen, Inc. (Filed as Exhibit
        10.13 to the Registrant's Registration Statement on Form S-2 as amended (Commission File No. 333-16507), filed on November 20, 1996, and incorporated herein by reference.)

10.15 License and Supply Agreement with Schwarz Pharma, Inc. (Filed as Exhibit 10J to the Registrant's Financial Report on Form 10Q for the Quarter Ended June 30, 1997 (Commission File No.000-13789), filed on August 14, 1997, and incorporated herein by reference.)

10.16   License and Supply Agreement with Schwarz Pharma, Inc. (Filed as Exhibit
        10.12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (Commission File No. 000-13789), and incorporated herein by reference.)

10.17 License and Supply Agreement with Meda AB. (Filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (Commission File No. 000-13789), and incorporated herein by reference.)

10.18   License and Supply Agreement with Tzamal Pharma Ltd. (Filed as Exhibit
        10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 000-13789), and incorporated herein by reference.)

10.19 International Distribution Agreement with Cambridge Selfcare Diagnostics Limited. (Filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 000-13789), and incorporated herein by reference.)

10.20 Employment Agreement with Dr. Charan Behl. (Filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 000-13789), and incorporated herein by reference).

10.21 Employment Agreement with Andrew P. Zinzi. (Filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 (Commission File No. 000-13789), and incorporated herein by reference).

10.22   Termination and Release Agreement with Schwarz Pharma, Inc. (Filed as
        Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 (Commission File No. 000-13789), and incorporated herein by reference).

10.23 Employment Agreement with Steven C. Quay, M.D., Ph.D., dated August 8, 2000. (Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated August 8, 2000 (Commission File No. 000-13789), and incorporated herein by reference).

13.1 Annual report to security holders on Form 10-K dated December 31, 1999. (Filed on March 30, 2000 (Commission File No. 000-13789), and incorporated herein by reference).

13.2 Quarterly report to security holders on Form 10-Q dated March 31, 2000. (Filed on May 11, 2000 (Commission File No. 000-13789), and incorporated herein by reference).

13.3 Quarterly report to security holders on Form 10-Q dated June 30, 2000. (Filed on August 8, 2000 (Commission File No. 000-13789), and incorporated herein by reference).

23.1    Consent of KPMG LLP

23.2 Consent of Roberts, Sheridan & Kotel, a Professional Corporation (included in Exhibit 5)

24 Power of Attorney (reference is made to the signature pages to the Registration Statement)

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus frilled with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hauppauge, State of New York on this 6th day of September, 2000.

                                   NASTECH PHARMACEUTICAL COMPANY INC.

                                        By:       /s/ Steven C. Quay
                                            ------------------------------------
                                            Steven C. Quay, M.D., Ph.D.
                                            President, Chief Executive Officer
                                            and Chairman of the Board

                                POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew Zinzi as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, which amendments may make such changes in this Registration Statement as such agent deems appropriate, and to file any new registration statement (and any post-effective amendment thereto) which registers additional securities of the same class and for the same offering as this Registration Statement in accordance with Rule 462(b) under the Securities Act (each, a "462(b) Registration Statement"), and the Registrant and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of the Registrant and each such person, individually and in each capacity stated below, any such amendments to this registration statement and any such 462(b) Registration Statements, and other documents in connection therewith, with the Commission.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on September 6, 2000.

          Signature                               Title

     /s/ Steven C. Quay          President, Chief Executive Officer and Chairman
------------------------------   of the Board Officer (Principal Executive
Steven C. Quay, M.D., Ph.D.      Officer)


     /s/ Andrew Zinzi            Chief Financial Officer
------------------------------   (Principal Financial and Accounting Officer)
Andrew Zinzi


     /s/ Devin N. Wenig          Director
------------------------------
Devin N. Wenig


     /s/ Bruce R. Thaw           Director
------------------------------
Bruce R. Thaw


     /s/ Grant W. Denison        Director
------------------------------
Grant W. Denison


     /s/ Ian R. Ferrier          Director
------------------------------
Dr. Ian R. Ferrier

     /s/ Joel Girsky             Director
------------------------------
Joel Girsky


     /s/ Alvin Katz              Director
------------------------------
Alvin Katz


     /s/ John V. Pollock         Director
------------------------------
John V. Pollock

                                  EXHIBIT INDEX

Exhibit
Number                            Description
------                            -----------

2.1 Equity Line of Credit Agreement dated July 11, 2000, between Registrant and Castlebar Enterprises Limited

2.2 Registration Rights Agreement dated July 11, 2000, between Registrant and Castlebar Enterprises Limited

2.3 Escrow Agreement dated as of July 11, 2000, among Registrant, Castlebar Enterprises Limited and Epstein Becker & Green, P.C.

2.4 Stock Purchase Warrant dated July 11, 2000, issued to Castlebar Enterprises Limited

2.5 Stock Purchase Warrant dated July 11, 2000, issued to Jesup & Lamont Securities Corporation

2.6 Agreement and Plan of Reorganization dated as of August 8, 2000, among Registrant, Atossa Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Registrant, and Atossa HealthCare, Inc. (Filed as Exhibit 2.1 to Registrant's Current Report on Form 8-K (Commission File No. 0-13789) dated August 8, 2000, and incorporated herein by reference).

4.1 Registration Rights Agreement dated July 11, 2000, between Registrant and Castlebar Enterprises Limited (filed as Exhibit 2.2)

4.2 Rights Agreement dated February 22, 2000 between Registrant and American Stock Transfer & Trust Registrant as Rights Agent. (Filed as Exhibit 1 to Registrant's Current Report on Form 8-K (Commission File No. 0-13789) dated February 22, 2000, and incorporated herein by reference). The Rights Agreement includes the Designation of Rights, Terms and Preferences of Series A Junior Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C thereto.

5       Opinion and consent of Roberts, Sheridan & Kotel, a Professional
        Corporation

10.1 Licensing Agreement with UKRF. (Filed as Exhibit 10.4 to the Registrant's Registration Statement on Form S-18, as amended (Commission File No. 2-88605-NY), filed on December 23, 1983, and incorporated herein by reference.)

10.2    Lease for facilities at 45 Davids Drive, Hauppauge, NY. (Filed as
        Exhibit 10B to the Registrant's Annual Report on Form 10-KSB for the year ended June 30, 1995 (Commission File No. 0-13789), and incorporated herein by reference.)

10.3 Sublicense Agreement with Bristol-Myers Squibb Co. (Filed as Exhibit 10E to the Registrant's Registration Statement on Form S-1, as amended (Commission File No. 33-5717), filed on May 15, 1986, and incorporated herein as reference.)

10.4 Agreements between Registrant, and RiboGene, Inc. (as successor in interest to Rugby Laboratories, Inc., and Darby Pharmaceuticals, Inc.) (Filed as Exhibit 10D to the Registrant's Registration Statement on Form S-1, as amended (Commission File No. 33-5717), filed on May 15, 1986, and incorporated herein by reference.)

10.5    1995 Agreement between the Registrant and RiboGene, Inc. (Filed as
        Exhibit 10F to the Registrant's Annual Report on Form 10-KSB for the year ended June 30, 1995 (Commission File No. 0-13789), and incorporated herein by reference.)

10.6 Stock Option Agreements. (Filed as Exhibit 10M to the Registrant's Annual Report on Form 10-KSB for the year ended June 30, 1995 (Commission File No. 0-13789), and incorporated herein by reference.)

10.7 License Agreement with The DuPont Merck Pharmaceutical Registrant. (Filed as Exhibit 10N to the Registrant's Registration Statement on Form SB-2, as amended (Commission File No. 33-70180), filed on October 12, 1993, and incorporated herein by reference.)

10.8 Nasal Drug Evaluation and Option Agreement. (Filed as Exhibit 10K to the Registrant's Annual Report on Form 10-KSB for the year ended June 30, 1996 (Commission File No. 0-13789), and incorporated herein by reference.)

10.9 Agreement with Ciba Self-Medication, Inc. (Filed as Exhibit 10J to the Registrant's Annual Report on Form 10-KSB for the year ended June 30, 1996 (Commission File No. 0-13789), and incorporated herein by reference.)

10.10 Employment Agreement with Andrew P. Zinzi. (Filed as Exhibit 10.11 to the Registrant's Registration Statement on Form S-2 (Commission File No. 333-16507), filed on November 20, 1996, and incorporated herein by reference.)

10.11 Employment Agreement with Dr. Vincent D. Romeo. (Filed as Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (Commission File No. 000-13789), and incorporated herein by reference.)

10.12 Employment Agreement with Robert H. Rosen. (Filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (Commission File No. 000-13789), and incorporated herein by reference.)

10.13 Evaluation and Option Agreement with the Consumer Health Care Division of Pfizer Inc. (Filed as Exhibit 10.12 to the Registrant's Registration Statement on Form S-2 (Commission File No. 333-16507), filed on November 20, 1996, and incorporated herein by reference.)

10.14   Development and License Agreement with DynaGen, Inc. (Filed as Exhibit
        10.13 to the Registrant's Registration Statement on Form S-2 as amended (Commission File No. 333-16507), filed on November 20, 1996, and incorporated herein by reference.)

10.15 License and Supply Agreement with Schwarz Pharma, Inc. (Filed as Exhibit 10J to the Registrant's Financial Report on Form 10Q for the Quarter Ended June 30, 1997 (Commission File No.000-13789), filed on August 14, 1997, and incorporated herein by reference.)

10.16   License and Supply Agreement with Schwarz Pharma, Inc. (Filed as Exhibit
        10.12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (Commission File No. 000-13789), and incorporated herein by reference.)

10.17 License and Supply Agreement with Meda AB. (Filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (Commission File No. 000-13789), and incorporated herein by reference.)

10.18   License and Supply Agreement with Tzamal Pharma Ltd. (Filed as Exhibit
        10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 000-13789), and incorporated herein by reference.)

10.19 International Distribution Agreement with Cambridge Selfcare Diagnostics Limited. (Filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 000-13789), and incorporated herein by reference.)

10.20 Employment Agreement with Dr. Charan Behl. (Filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 000-13789), and incorporated herein by reference).

10.21 Employment Agreement with Andrew P. Zinzi. (Filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 (Commission File No. 000-13789), and incorporated herein by reference).

10.22   Termination and Release Agreement with Schwarz Pharma, Inc. (Filed as
        Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 (Commission File No. 000-13789), and incorporated herein by reference).

10.23 Employment Agreement with Steven C. Quay, M.D., Ph.D., dated August 8, 2000. (Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated August 8, 2000 (Commission File No. 000-13789), and incorporated herein by reference).

13.1 Annual report to security holders on Form 10-K dated December 31, 1999. (Filed on March 30, 2000 (Commission File No. 000-13789), and incorporated herein by reference).

13.2 Quarterly report to security holders on Form 10-Q dated March 31, 2000. (Filed on May 11, 2000 (Commission File No. 000-13789), and incorporated herein by reference).

13.3 Quarterly report to security holders on Form 10-Q dated June 30, 2000. (Filed on August 8, 2000 (Commission File No. 000-13789), and incorporated herein by reference).

23.1    Consent of KPMG LLP

23.2 Consent of Roberts, Sheridan & Kotel, a Professional Corporation (included in Exhibit 5)

24 Power of Attorney (reference is made to the signature pages to the Registration Statement)


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